EXHIBIT 99.1

Just Energy Will Commence Trading on the TSX Venture Exchange on June 4th

Shares will be delisted from the Toronto Stock Exchange on June 3rd

TORONTO, June 02, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (OTC: JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that the common shares of the Company will commence trading on the TSX Venture Exchange (“TSXV”) at 9:30 a.m. Eastern Daylight Time on Friday, June 4, 2021 under the ticker symbol “JE”.

The common shares of Just Energy will be delisted from the Toronto Stock Exchange (“TSX”) at 5:01 p.m. Eastern Daylight Time on Thursday, June 3, 2021, and will be listed on the TSX Venture Exchange at the same time.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements with respect to the timing of the listing of the Company’s common shares on the TSXV. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under Companies’ Creditors Arrangement Act (Canada) and similar legislation in the United States; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with the Electricity Reliability Council of Texas; the outcome of potential litigation in connection with the extreme weather event in Texas in February 2021 (the “Weather Event”); the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.